Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made only by the Offer to Purchase, dated December 12, 2024 (the “Offer to Purchase”) and the related Letter of Transmittal, dated December 12, 2024 (the “Letter of Transmittal”), as each may be amended or supplemented from time to time, and is being made to all holders of Shares. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) THE HOLDERS OF SHARES IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. If Merger Sub becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Merger Sub will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Merger Sub cannot do so, Merger Sub will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. IN THOSE JURISDICTIONS WHERE APPLICABLE LAWS OR REGULATIONS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF MERGER SUB (AS DEFINED BELOW) BY ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION TO BE DESIGNATED BY MERGER SUB.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

Revance Therapeutics, Inc.

at

$3.10 per share, net in cash, without interest and less any required tax withholding by

Reba Merger Sub, Inc.

a wholly owned subsidiary

of

Crown Laboratories, Inc.

Reba Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and a wholly owned subsidiary of Crown Laboratories, Inc., a Delaware corporation (“Crown”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Revance Therapeutics, Inc., a Delaware corporation (“Revance”), at a purchase price of $3.10 per Share (the “Offer Price”), net to the stockholder in cash, without interest and less any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

Tendering stockholders who are holders of record of their Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., EASTERN TIME, ON JANUARY 13, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Amended and Restated Agreement and Plan of Merger, dated December 7, 2024 (as it may be amended from time to time, the “A&R Merger Agreement”), by and among Revance, Crown and Merger Sub. The A&R Merger Agreement amends, restates and supersedes the Agreement and Plan of Merger, dated as of August 11, 2024, by and among Revance, Crown and Merger Sub. Pursuant to the A&R Merger Agreement, after consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into Revance pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the A&R Merger Agreement, with Revance continuing as the surviving corporation and becoming a wholly owned subsidiary of Crown (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Revance or any wholly owned subsidiary of Revance immediately prior to the Effective Time, (ii) Shares owned by Crown, Merger Sub or any of their affiliates (as defined in Section 251(h) of the DGCL) at the commencement of the Offer and owned by Crown, Merger Sub or any of their affiliates immediately prior to the Effective Time, (iii) Shares irrevocably accepted for purchase in the Offer or (iv) Shares that are held by stockholders who are entitled to demand and properly demand appraisal for such Shares pursuant to and in compliance in all respects with Section 262 of the DGCL and do not fail to perfect or otherwise waive, withdraw or lose their rights to such appraisal with respect to such shares under the DGCL), will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any required tax withholding, from Merger Sub.

The Offer and the Merger are not subject to any financing condition. The obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”), including the Minimum Condition (as defined below) and the Antitrust Condition (as defined below), which has been satisfied.

The “Antitrust Condition” means that any waiting period (and extensions thereof, including any timing agreement entered into with the relevant government authority) applicable to the transactions contemplated by the A&R Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger has either expired or been terminated. The waiting period expired on September 9, 2024, at 11:59 p.m., Eastern Time.

The “Minimum Condition” means that there have been validly tendered in accordance with the terms of the Offer and “received” (as defined in Section 251(h)(6)(f) of the DGCL) and not validly withdrawn, a number of Shares that represents (and will represent immediately following the consummation of the Offer) at least a majority of the aggregate voting power of all Shares then outstanding.

The term “Expiration Time” means one minute past 11:59 P.M., Eastern Time, on January 13, 2025, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the A&R Merger Agreement, in which case the term “Expiration Time” means such subsequent time on such subsequent date. A subsequent offering period for the Offer is not contemplated.

The Board of Directors of Revance (the “Revance Board”) unanimously (i) determined that the A&R Merger Agreement, providing for the Offer and the Merger in accordance with Section 251(h) of the DGCL upon the terms and subject to the conditions set forth in the A&R Merger Agreement, and the Transactions contemplated by the A&R Merger Agreement are advisable and in the best interests of Revance and Revance’s stockholders; (ii) approved the execution and delivery of the A&R Merger Agreement by Revance, the performance by Revance of its covenants and other obligations thereunder, and the consummation of the Offer and the Merger upon the terms and subject to the conditions set forth therein; (iii) resolved to recommend that Revance’s stockholders tender their Shares to Merger Sub pursuant to the Offer, upon the terms and subject to the conditions set forth therein; and (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL.

Descriptions of the reasons for the Revance Board’s recommendation and approval of the Offer are set forth in Revance’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”),

which is being mailed to Revance stockholders together with the Offer materials (including the Offer to Purchase and the related Letter of Transmittal). Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Recommendation of the Revance Board”, “Background of the Offer and the Merger” and “Reasons for the Recommendation.”

The A&R Merger Agreement contains provisions that govern the circumstances under which Merger Sub is required or permitted to extend the Offer and under which Crown is required to cause Merger Sub to extend the Offer. Specifically, the A&R Merger Agreement provides that: (i) Merger Sub shall extend the Offer for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer, the document governing the Offer or any period otherwise required by the rules and regulations of Nasdaq or applicable law (including in order to comply with Rule 14e-1(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in respect of the Offer Price); (ii) if, at the initial Expiration Time or any subsequent time as of which the Offer is scheduled to expire, any of the Offer Conditions (other than the Minimum Condition and any such conditions that by their nature are to be satisfied at the expiration of the Offer (provided such conditions would be capable of being satisfied or validly waived were the expiration of the Offer to occur at such time)) have not been satisfied or waived (to the extent waivable by Merger Sub or Crown), then Merger Sub shall extend (and re-extend) the Offer and its expiration date beyond the initial Expiration Time or such subsequent Expiration Time for successive extension periods (the length of each such individual extension period not to exceed 10 business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)); and (iii) if, at the initial Expiration Time or any subsequent time as of which the Offer is scheduled to expire, each of the Offer Conditions (other than the Minimum Condition, and other than any such conditions that by their nature are to be satisfied at the expiration of the Offer (provided such conditions would be capable of being satisfied or validly waived were the expiration of the Offer to occur at such time)) has been satisfied or waived (to the extent waivable by Merger Sub or Crown) and the Minimum Condition has not been satisfied, then Merger Sub may, and, at the request in writing of Revance, Merger Sub shall, extend (and re-extend) the Offer and its expiration date beyond the initial Expiration Time or such subsequent Expiration Time for successive extension periods (the length of each such individual extension period not to exceed 10 business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)); provided, however, that in no event shall Merger Sub be required to extend the expiration of the Offer pursuant to this clause (iii) for more than 25 business days in the aggregate. In each case, Merger Sub is not required to extend the Offer beyond the earlier of the Outside Date or the termination of the A&R Merger Agreement. The “Outside Date” means February 7, 2025.

If the Minimum Condition is satisfied and Merger Sub accepts Shares for payment pursuant to the Offer, Merger Sub will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the A&R Merger Agreement to a vote of the Revance stockholders. Crown, Merger Sub and Revance have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation (within the meaning of Section 251(h)(6) of the DGCL) of the Offer without a vote of the holders of the Shares in accordance with Section 251(h) of the DGCL.

Merger Sub expressly reserves the right to waive, at any time and to the extent permitted by applicable law, in whole or in part, any Offer Condition or modify the terms of the Offer in any manner not inconsistent with the A&R Merger Agreement, except that Revance’s prior written approval is required for Merger Sub to, and for Crown to permit Merger Sub to: (i) waive or change the Minimum Condition or certain other conditions set forth in the A&R Merger Agreement; (ii) decrease the Offer Price (other than an adjustment made pursuant to Section 3.6 of the A&R Merger Agreement); (iii) change the form of consideration to be paid in the Offer; (iv) decrease the number of Shares (or narrow or otherwise diminish or reduce the classes of Shares) subject to the Offer; (v) extend or otherwise change the expiration date of the Offer except as otherwise required or expressly permitted by the A&R Merger Agreement; (vi) impose additional Offer Conditions or otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner that adversely affects any holder of the Shares (in their capacity as such); or (vii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Time. Without limiting the manner in which Merger Sub may choose to make any public announcement, Merger Sub intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

Merger Sub is not providing for guaranteed delivery procedures. Therefore, Revance stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company (“DTC”), which end earlier than the Expiration Time. Normal business hours of DTC are between 8:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday, other than holidays. Revance stockholders must tender their Shares in accordance with the procedures set forth in the Offer to Purchase and the related Letter of Transmittal prior to the Expiration Time. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

For purposes of the Offer, Merger Sub will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Merger Sub and not properly withdrawn as, if and when Merger Sub gives oral or written notice to the Depositary of Merger Sub’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Merger Sub and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Merger Sub extends the Offer, is delayed in its acceptance of Shares for payment or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Merger Sub’s rights under the Offer and the A&R Merger Agreement, the Depositary may retain tendered Shares on Merger Sub’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase. However, Merger Sub’s ability to delay the payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires Merger Sub to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. Under no circumstances will Merger Sub pay interest on the Offer Price for Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making such payment.

In all cases, Merger Sub will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s Automated Tender Offer Program, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or the Depositary, in each case prior to the Expiration Time. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares that are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders are irrevocable, except that if Merger Sub has not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after February 10, 2025, the 60th day after commencement of the Offer, until Merger Sub accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the holder(s) of record and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Time.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Merger Sub in its sole discretion, which determination will be final and binding on all parties, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. Merger Sub reserves the absolute right to reject any and all tenders determined by the Merger Sub not to be in proper form or the acceptance for payment of which may, in Merger Sub’s opinion, be unlawful. Merger Sub also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to Merger Sub’s satisfaction. None of Merger Sub, Crown or any of their respective affiliates or assigns, the Depositary, Georgeson LLC (the “Information Agent”) or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the A&R Merger Agreement and the rights of holders of Shares to challenge any interpretation with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court, Merger Sub’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Revance has provided Merger Sub with its stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer, including the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Revance’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on Revance’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder (as defined in the Offer to Purchase) who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received (determined before the deduction of withholding taxes) and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or converted pursuant to the Merger. See Section 5 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer and the Merger. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information, and Revance’s stockholders should read both carefully and in their entirety before making a decision with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Additional copies of the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be obtained at no cost to stockholders from the Information Agent. Additionally, copies of the Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer are available free of charge at www.sec.gov. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance. Neither Crown nor Merger Sub will pay any fees or commissions to any broker, dealer, commercial bank, trust company or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: (866) 461-7054

Via Email: Crownlabs@georgeson.com

December 12, 2024

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